Exhibit (g) 1.6

AMENDMENT NO. 1 TO

MASTER CUSTODIAN CONTRACT

This Amendment to the Master Custodian Contract is made as of August 31, 2011 by and between Russell Exchange Traded Funds Trust (the “Fund”) and State Street Bank and Trust Company (the “Custodian”).

WHEREAS, the Fund and the Custodian entered into a Master Custodian Contract dated April 15, 2011 (the “Contract”);

WHEREAS, the Fund and the Custodian desire to amend Section 30 of the Contract;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Contract, pursuant to the terms thereof, as follows:

1.	REVISED SECTION 30

Section 30 is hereby replaced in its entirety as follows:

30.	The Parties.

All references herein to the “Fund” are to each of the management investment companies listed on Appendix A hereto, and each management investment company made subject to this Contract in accordance with Section 18 above, individually, as if this Contract were between such individual Fund and the Custodian. All references herein to the “Portfolio” are to the individual series or portfolio of such corporation, trust or other entity, or to such corporation, trust or other entity on behalf of the individual series or portfolio, as appropriate. Any reference in this Contract to “the parties” shall mean the Custodian and such other individual Fund as to which the matter pertains.

Each Fund’s Declaration of Trust, as amended from time to time, establishing the Fund, which is hereby referred to and a copy of which is on file with the Secretary of the State of Delaware, provides that the name Russell Exchange Traded Funds Trust means the Trustees from time to time serving (as Trustees but not personally) under said Declaration of Trust. It is expressly acknowledged and agreed that the obligations of a Fund hereunder shall not be binding upon any of the shareholders, Trustees, officers, employees or agents of the Fund, personally, but shall bind only the trust property of the Fund, as provided in its Declaration of Trust. The execution and delivery of this Contract have been authorized by the Trustees of each Fund and signed by the President of the Funds, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of each Fund as provided in its Declaration of Trust.

2.	CONTINUING AGREEMENT

Except as expressly amended by this Amendment to the Contract, the provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to the Master Custodian Contract to be executed in its name and behalf by its duly authorized representative(s) as of the date first written above.

RUSSELL EXCHANGE TRADED FUNDS TRUST		STATE STREET BANK AND TRUST COMPANY

By: /s/ Mark Swanson		By: /s/ Michael F. Rogers
Name:	Mark Swanson	Name:	Michael F. Rogers
Title:	Treasurer	Title:	Executive Vice President